FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No          X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: December 19, 2008

Exhibit 99.1

China Medical Technologies Announces the Sale of its HIFU Business to a Major Shareholder, Chengxuan International

•	To focus on advanced in-vitro diagnostic businesses which generate recurring revenues

•	To strengthen financial position to develop fast growing molecular diagnostic businesses

Beijing, December 18, 2008 – China Medical Technologies, Inc. (the “Company”) (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products, today announced that the Company has entered into a definitive agreement to sell its High Intensity Focused Ultrasound tumor therapy system business (the “HIFU Business”) to Chengxuan International Ltd. (“Chengxuan”), its major shareholder for US$53.5 million in cash. Chengxuan will make a payment to the Company upon the closing of the sale and two other payments during the year after the closing. Chengxuan is owned by Mr. Xiaodong Wu, the Chairman and Chief Executive Officer of the Company.

The HIFU Business differs from the direction of the Company’s focus in the development of advanced IVD businesses. The HIFU Business, which sells high-priced HIFU equipment, is seasonal and volatile, while the Company’s advanced IVD businesses generate recurring revenues and high gross margin. Given the conditions in the global financial markets, more stringent regulatory requirements on therapeutic equipment from the State Food and Drug Administration in China and the large capital investments required to obtain U.S. and EU regulatory approvals for HIFU equipment, the Company’s board of directors and management believe that the sale of the HIFU Business is in the best interests of the Company. The Company engaged an independent valuer to determine a range of fair values for the HIFU Business. The selling price to Chengxuan was within the fair value range. The Company will receive cash from the sale and plans to invest in developing existing advanced IVD businesses to continue to generate recurring and growing revenues. The Company expects to record a gain from the sale.

“After careful analysis and considering all of our options, we have taken an important step that best serves the Company and our shareholders,” said Mr. Sam Tsang, Director and Chief Financial Officer of the Company. “Now, we will be completely focused on expanding our leading position in the advanced IVD sector in China. This transaction will strengthen our financial position, further enhancing our ability to capitalize on the opportunities we see in the molecular diagnostics in China. This will further support our efforts to develop additional molecular diagnostics products.”

“The purchase of the HIFU Business from China Medical will provide more flexibility in developing the HIFU Business, which requires continuous investments and patience before broad acceptance by the global medical community. The management team of the HIFU business has more options to operate and manage the business as a private company,” said Mr. Xiaodong Wu, Director of Chengxuan. “My personal work commitment to China Medical is unaffected by this transaction because the HIFU Business will be continuously operated by the existing mature and experienced management team. I strongly believe that China Medical is in a position to become the best molecular diagnostic company in China.”

The transaction is expected to close before the end of December 2008, subject to customary closing conditions.

Conference Call

The Company’s management team will discuss this sale during the scheduled earnings conference call at 8:00 a.m., Eastern Time on December 18, 2008 (or 9:00 p.m. Beijing/Hong Kong time on the same date).

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number 1-800-510-0178

•	International Dial-in Number 1-617-614-3450

Passcode: CMEDCALL

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Time on December 19, 2008.

The dial-in details for the replay are as follows:

•	U.S. Toll Free Number 1-888-286-8010

•	International Dial-in Number 1-617-801-6888

Passcode: 58583488

About China Medical Technologies, Inc.

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic products using Enhanced Chemiluminescence (ECLIA) technology, Fluorescent in situ Hybridization (FISH) technology and Surface Plasmon Resonance (SPR) technology to detect and monitor various diseases and disorders. For more information, please visit http://www.chinameditech.com.

About Chengxuan International Ltd.

Chengxuan International Ltd. is an investment holding company which has equity interests in China Medical Technologies, Inc. Chengxuan International Ltd. is owned by Mr. Xiaodong Wu.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Sam Tsang

Tel: 86-10-6530-8833

Email: IR@chinameditech.com